

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via E-mail
Ms. Kimberly A. Springsteen-Abbott, Principal Financial Officer
Commonwealth Income & Growth Fund IV
Brandywine One, Suite 200, 2 Christy Drive
Chadds Ford, Pennsylvania 19317

> **RE: Commonwealth Income & Growth Fund IV**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 12, 2011**
> **File No. 333-62526**

Dear Ms. Springsteen-Abbott:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Cover Page

1. In future filings, please revise the cover page to delete the text indicating that your securities are registered under Section 12(g) of the Exchange Act. Please also check the proper box to indicate that you are required to file reports pursuant to Section 15(d) of the Exchange Act.

Forward-Looking Statements, page 3

2. In future filings, please delete the reference to the Private Securities Litigation Reform Act of 1995 since it appears that you are ineligible to rely upon the safe harbor. Please also delete the similar reference in the first paragraph under "Forward Looking Statements" on page 8. Please refer to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

Item 1. Business, page 3

Principal Investment Objectives, page 4

3. In future filings, please disclose the names of your principal suppliers of equipment. See Item 101(h)(v) of Regulation S-K.

Item 9A. Controls and Procedures, page 19

4. We note in the first paragraph that you include a materiality qualifier regarding your management's conclusion that your disclosure controls and procedures are effective. We also note that you have provided similar disclosure in Item 4 of your Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011. In future filings, please delete the materiality qualifier and refer to the correct definition of disclosure controls and procedures exactly as set forth in Exchange Act Rules 13a-15(e) and 15d-15(e) in stating your management's conclusion. With respect to both your Form 10-K and Forms 10-Q, please tell us whether your management's effectiveness conclusions therein regarding your disclosure controls and procedures were based upon the full definition as set forth in the rules.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief